September 26, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Aviation Upgrade Technologies, Inc.
Torbjorn B. Lundqvist- Chairman, CEO, and CFO
6550 South Pecos Road
Suite 142
Las Vegas, NV 89120

	Re:	Aviation Upgrade Technologies, Inc.
			Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarterly Period Ended June 30, 2005
       			File 000-28347

Dear Mr. Lundqvist:

      Based upon an examination restricted solely to considerations of the Financial Statements, and Management`s Discussion and Analysis the staff has the following comments on the above-referenced documents.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Fiscal Year Ended December 31, 2004

Item 6- Management Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 6

1. Please expand your liquidity disclosures to discuss the consequences should you not be able to raise the capital necessary to continue operations and satisfy your obligations.


Item 7- Financial Statements

Note 1- Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page 15

2. Your revenue recognition policy is not clear. Revenues are either recognized at the time of shipment or customer acceptance, not both.
Please tell us and revise future filings to clarify whether you recognize revenues at the time of shipment or at the time of customer acceptance or when you would recognize revenues under each of the aforementioned methods.

Warranties, page 15

3. Please revise future filings to include the disclosures required under paragraphs 13 and 14 of FIN 45.

Note 4- Commitments

Profit Participation Advances, page 17

4. Please tell us and revise future filings to disclose the significant contractual terms for profit participation advances.
Your
response and disclosures should detail, but not be limited to, the following terms:

a. Whether you will have to repay the advances if you never become profitable;
b. Any penalties you could incur should your violate any of the terms within the agreement as well as an outline regarding terms that carry a penalty;
c. The re-payment terms for these advances.

5. Please describe your related accounting policies in detail and state your basis in GAAP for the accounting applied. In addition, to facilitate our understanding of your methodology, please illustrate your related accounting entries, from receipt of the initial advance through final repayment of the specified amount. Provide us with representative sample copies of these agreements. We may have further comments upon review of your response.

6. Explain and illustrate the derivation of your related financial statement balances.

7. Supplementally identify the counterparties in these
transactions.
Describe any other affiliations, related party or business
relationships you have with these investors.   For example,
identify
any participants who are also stockholders, creditors, vendors or customers.

Form 10-QSB for June 30, 2005

Financial Statements

Note B - Warrants, page 6

8. The weighted average exercise prices are stated at 10 cents for each period presented. However, the schedules in your previously filed documents state the weighted average exercise prices at $2.00.
Please revise or advise.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

Via facsimile:  Torbjorn B. Lundqvist- Chairman, CEO, and CFO
	          (815) 301-3844
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Torbjorn B. Lundqvist- Chairman, CEO, and CFO
Aviation Upgrade Technologies, Inc.
September 26, 2005
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